Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share (Unaudited)

For the Three Months Ended March 31, 2012 and 2011

(Amounts in thousands, except per share data)

	Three Months Ended March 31,
	2012	2011
		As Adjusted
Basic – assumes no dilution:

Net income	$26,671	$25,807

Weighted average number of common shares outstanding during the period	39,794	39,749

Net income per share – basic	$0.67	$0.65

Diluted – assumes full dilution:

Net income	$26,671	$25,807

Weighted average number of common shares outstanding during the period	39,794	39,749
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	214	304
Common stock units related to deferred compensation for Directors	110	92
Common stock units related to deferred compensation for Employees	116	195
Restricted common stock units related to incentive compensation	1,312	1,359

Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,546	41,699

Net income per share – diluted	$0.64	$0.62